

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 26, 2009

Via U.S. Mail and Facsimile

Ms. Kathleen S. Dvorak
Chief Financial Officer
Richardson Electronics, Ltd.
40W267 Keslinger Road
PO Box 393
LaFox, Illinios 60147-0393

> **Re: Richardson Electronics, Ltd.**
> **Form 10-K for the Year Ended May 31, 2008**
> **Filed July 31, 2008**
> **File No. 000-12906**

Dear Ms. Dvorak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of May 31, 2008

Item 8. Financial Statements and Supplementary Data, page 36

Note 1. Significant Accounting Policies, page 41

Revenue Recognition, page 45

1.   We see your current revenue recognition disclosures that you recognize revenue upon product shipment and transfer of title. Please tell us and revise future filings to provide more specific revenue recognition policies, for example, if the policies vary by product please provide revenue recognition polices that are product specific. The policies should also address the extent of any customer acceptance or other post shipment obligations and how these impact revenue recognition. In addition, provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

Item 11. Executive Compensation, page 73

2.   Your disclosure on page 17 of your proxy statement indicates that your Chief Human Resources Officer "does not analyze executive compensation at any group of peer companies…." Yet, disclosure elsewhere indicates that compensation decisions involve assessments of "external competitiveness" and that adjustments are made based on evaluations of compensation paid at companies with whom you compete. See page 22, for example. Consequently, it appears that you utilize some form of benchmarking for purposes of making executive compensation decisions. Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

3.   Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007. For example, on page 22, we note minimal, if any, discussion and analysis as to how the annual stock option grants under the Incentive Compensation Plan were determined. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into how your Stock Option Committee made its stock option grant determinations with respect to each named executive officer.

4.   We note your inclusion of the disclosure under the caption "Compensation for Non-employee Directors in Fiscal 2008" on page 23 of your definitive proxy statement. Please note that the information concerning director compensation is outside the scope of the Compensation Discussion and Analysis section, which relates only to named executive officers. Refer to Item 402(b) of Regulation S-K. In future filings, please relocate this disclosure to another appropriate section of your document.

Item 13. Certain Relationships and Related Transactions…, page 73

5.   We note your disclosure on page 13 of the proxy statement you have incorporated by reference that related party transactions must be reviewed and approved by the board of directors prior to your entering into such transactions. Please tell us, and in future filings disclose, the standards your board applies in reviewing and approving related party transactions. Refer to Item 404(b)(1) of Regulation S-K.

Exhibit 99.1

6.   We note that you discuss a non-GAAP measure entitled net income from continuing operations excluding the goodwill impairment charge within your discussion of fiscal 2008 results. Please revise your future filings to provide the disclosures required by Item 100 (a) of Regulation G related to this non-GAAP measure.

7.   In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of gross margin under "Financial Highlights – Twelve Months Ended May 31, 2008" focuses on the non-GAAP measures and does not include a discussion of the GAAP measures with equal or greater prominence. Please revise future filings as necessary.

General

8.   Please revise future filings to provide Exhibit 12, the computation of your ratio of earnings to fixed charges, or tell us why you are not required to provide this exhibit. Refer to Item 601 of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or Jay Ingram, Special Counsel, at (202) 551-3397 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Eric Atallah
Reviewing Accountant